Exhibit 21.0

Subsidiaries of Registrant	Jurisdiction of Incorporation

Grand Canyon University, Inc.	AZ
Canyon Golf, LLC	AZ
Canyon Hospitality, LLC	AZ
Tierra Vista Inversiones, LLC	DE
Nueva Ventura, LLC	DE
Casa de Amistad, LLC	DE
Amigos de Torrejon, LLC	DE
Piedras Bonitas Inversiones, LLC	DE
La Sonrisa de Siena, LLC	DE
Nuevo Comienzo, LLC	DE
El Vecino de Amigos, LLC	DE
La Fuente de la Comunidad, LLC	DE
Rentwise Properties, LLC	AZ
Mid-state Rental Properties, LLC	AZ